August 31, 2007



Mr. Michael Moran
Accounting Branch Chief
United States
Securities and Exchange Commission

Re:  Comment letter to Mr. Osvaldo Solar, dated August 7, 2007



Dear Mr. Moran:

Regarding your comment letter, dated August 7, 2007, and received on August 29, 2007, we have noted your comment and in future filings we will disclose any changes in internal control over financial reporting, not only significant ones, that occurred during the period covered by the Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

We acknowledge that:

o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


/s/ OSVALDO SOLAR V.
-----------------------------
Osvaldo Solar V.
Chief Financial Officer
Vina Concha y Toro S.A.





cc:   Brian McAllister,  Staff Accountant